Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Hello,

It’s been a busy month or so since I sent my last note, so I wanted to bring you up to date on what has been happening since the day we announced the transaction between Rovi and Sonic.

I have personally visited a number of the Sonic offices and will be traveling to many more offices in the coming weeks. What I have seen and heard excites me as much or more as the excitement I had on the day we announced the transaction. We are in a dynamic market with growing opportunities. As I contemplate what could be accomplished once we complete this transaction, I see the opportunity and valued solutions we could jointly bring to our customers.

Our teams have been working together diligently on several key areas. A top priority is getting the transaction completed. I am happy to say that we remain on track to close the transaction by the end of March. The appropriate paperwork has been filed with the SEC and we should begin to get more clarity on the exact date in the coming weeks. One item of good news is that the antitrust authorities have granted early termination of their review period. We look forward to an expeditious review with the remaining regulatory bodies.

The next major area we are working on is integration planning. Of course we must continue to run as separate companies until the transaction is completed, but we can work on our integration plans. A small team from Rovi has begun to visit Sonic offices around the world. Our goal is to learn about all aspects of the business, from sales process, product overviews, to organizational structure, financial processes, IT capabilities, etc. As a result of what we learn, we are actively creating plans for integration, that once the transaction is complete, will allow us to move quickly to the new organization and create that value for our customers.

Based on the transaction process, we may not have much notice on the actual close date. As a result we are creating a list of items that need to occur on day 1 following the legal close, but with an eye towards a date a week or so later that will be the official launch day for employees. On the launch day, we will share more strategy information and organization charts, and aim to provide all with access to the shared intranet, among other activities. We will also initiate on the launch date regular integration communication about transitions of systems and processes.

As part of this, a major project we are working on is the new organizational structure. I expect to announce the org structure post closing, but may choose to share some information about the executive team in advance.

We know from experience that integration of G&A functions (e.g., finance, HR, legal, and IT) will tend to move faster than the business integration (e.g., sales, marketing, and product development). In that regard, we may begin to reach out to some G&A staff we know are critical to the integration process to offer an incentive for their efforts in the integration process. If you are not contacted about an incentive, don’t be concerned. It isn’t saying anything about you, your future role, or your importance overall, rather it is saying that those contacted at this time have a key role for a specific integration task.

For those in non-G&A parts of the company, such as sales, development, marketing, etc., we do not expect to make similar communications at this time and likely not even at closing. We will take a little time post closing to work on integration of the operational functions and you should expect we will communicate changes as soon as practicable. I know there are other questions, such as how the 2011 performance review and raise process will work, and I don’t have all those answers yet. I am hopeful however, that this information gives you a bit more insight into what is happening and what to expect in the next several weeks. As more information is made clear I will communicate it either directly from me or you will hear it from members of our integration team.

I know many of you are looking for an opportunity to learn more about Rovi. To help we are going to host a conference call Thursday January 27 (US date) to explain more about Rovi’s products, customers and current organizational structure. Look for invites shortly.

I’m looking forward to the completion of the transaction, but in the mean time Rovi and Sonic will operate as separate companies so please direct questions to your managers and they can raise them through the appropriate channels.

Regards,

Fred

President and CEO

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, Ca 95050

Direct: 408 562 8569

fred.amoroso@rovicorp.com

rovicorp.com

Rovi. Join the entertainment.

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Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Rovi has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Sonic Solutions has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Mergers (as defined in those documents). Sonic Solutions shareholders are urged to read Rovi’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Sonic Solutions’ solicitation/recommendation statement, because they contain important information that shareholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all shareholders of Sonic Solutions at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus/offer to purchase (and other offer documents) are also available from Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the solicitation/recommendation statement are available from Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005 (banks and brokers call (212) 493-3910; all others call toll free: (800) 576-4314). American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Rovi and Sonic Solutions file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Rovi or Sonic Solutions at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Rovi’s and Sonic Solutions’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’ shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable of the transaction between Rovi and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic Solutions’ organizations. The statements made by Rovi and Sonic Solutions in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic Solutions’ respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic Solutions’ business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic Solutions’ filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solutions’ most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic Solutions with the Securities and Exchange Commission from time to time (available at www.sec.gov ). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.